

July 20, 2010

David J. Frear
Executive Vice President and Chief Financial Officer
Sirius XM Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, NY 10020

      RE: Sirius XM Radio Inc.
          Form 10-K for the year ended December 31, 2009
          Filed February 25, 2010
          Definitive Proxy Statement
          Filed April 15, 2010
          Form 10-Q for the fiscal period ended March 31, 2010
          Filed May 7, 2010
          File No. 001-34295

Dear Mr. Frear:

      We have reviewed your response letter dated May 10, 2010 and have the following comments. Please note that these comments are in addition to the on-going discussions you are having with Dean Suehiro, Staff Accountant regarding comments on the financial statements and related matters. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

1. We note your response to comment one from our letter dated April 26, 2010. We also note your cautionary language contained in your risk factor in your Form 10-K entitled "Programming is an important part of our services…" and in your Form 10-Q under "Programming and Content" warning investors that you may not be able to negotiate renewals of your material third party programming agreements. However, we note that two of your key programming contracts with Howard Stern and the NFL are set to expire in less than 12 months and there is no discussion on the status of

negotiations to extend, the likelihood that either will be extended, any likely material increase in costs to extend such agreements and if they are not extended, what the reasonably likely adverse effects (e.g. subscriber loss) would be. Please discuss these events in future filings, including your next Form 10-Q.

Definitive Proxy Statement
General

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process (i.e., risk analysis of your compensation policies) you undertook to reach that conclusion.

"Who is the board's chairman?" page 10

3. We note your disclosure regarding the board leadership structure. In future filings please expand your disclosure to discuss why this structure is the most appropriate one for your company. See Item 407(h) of Regulation S-K.

Long-Term Incentive Compensation, page 19

4. In future filings please expand your disclosure to address why you granted stock awards to your named executive officers. We note your statement on page 19 that such grants were awarded in recognition of executives' "prior contributions and as an incentive for the executives to continue to enhance stockholder value." Discuss how the compensation committee's consideration of these factors resulted in the amount of stock granted to each officer. See Item 402(b)(2)(vii) of Regulation S-K.

Item 1 – Election of Directors, page 32

5. We note your disclosure describing the qualifications of each of your common stock directors to serve on your board. In future filings please expand your disclosure to identify the relevant qualifications, attributes or skills that were relevant to the conclusion that the preferred stock directors should serve on your board. We note that only Liberty Media nominates and elects these persons; however, the information about their qualifications should be provided to the company by Liberty Media. See Item 401(e) of Regulation S-K.

Please contact Jessica Plowgian, Attorney Advisor at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director